SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on May 20, 2002

                           Crusade Management Limited,
               as manager of the Crusade Global Trust No.1 of 2002
             (Exact name of Registrant as specified in its Charter)

             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]            Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                   No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

OTHER EVENTS

     On the Quarterly Payment Date falling on May 20, 2002, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 1 of 2002, by the undersigned, thereunto duly authorized.


                                    Crusade Management Limited,
                                       as Trust Manager for the
                                       Crusade Global Trust No.1 of 2002,
                                       (Registrant)



Dated: June __, 2002                By:   /s/ Roger Desmarchelier
                                        ----------------------------------------
                                    Name:   Roger Desmarchelier
                                    Title:  Executive Manager

EXHIBIT INDEX


Exhibit                Description
-------                -----------

99.1 The Noteholders Report for the Quarterly Payment Date on May 20, 2002

                                                NOTEHOLDERS REPORT
                                         CRUSADE GLOBAL TRUST NO.1 OF 2002
                                         COUPON PERIOD ENDING 20 MAY 2002


USD Notes
----------
                         FV Outstanding                                Coupon Payments     Principal      Charge
                              (USD)       Bond Factor   Coupon Rate         (USD)        Payments (USD)  Offs (AUD)
--------------------------------------------------------------------------------------------------------------------

Class A Notes          845,732,532.88      96.105970%    2.11000%       3,146,244.44     34,267,467.12     0.00
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                         FV Outstanding     Bond Factor   Coupon Rate   Coupon Payments     Principal    Charge
                              (AUD)                                          (AUD)       Payments (AUD)  Offs (AUD)
--------------------------------------------------------------------------------------------------------------------
Class B Notes          28,395,000.00       100.000000%   4.93560%       234,217.21       0.00            0.00
Class C Notes          11,900,000.00       100.000000%   5.16560%       102,731.75       0.00            0.00
--------------------------------------------------------------------------------------------------------------------



                                                                     30Apr02
POOL SUMMARY                                                           AUD
Outstanding Balance - Variable Rate Housing Loans                 1,073,430,103
Outstanding Balance - Fixed Rate Loans                              603,108,239
Number of Loans                                                          12,398
Weighted Average Current LVR                                             67.02%
Average Loan Size                                                       135,227
Weighted Average Seasoning                                            2.02 mths
Weighted Average Term to Maturity                                      277 mths

PRINCIPAL COLLECTIONS                                                  AUD
Scheduled Principal Payments                                       6,400,111.86
Unscheduled Principal Payments                                    70,282,931.02
Redraws                                                            3,773,065.33

Principal Collections                                              72,909,977.55


TOTAL AVAILABLE PRINCIPAL                                              AUD
Principal Collections                                             72,909,977.55
Principal Charge Offs                                                      0.00
Principal Draw                                                     6,371,206.45
Total Available Principal                                         66,538,771.10

Principal Distributed                                             66,538,771.10
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                  AUD
Available Income                                                   12,574,781.83
Principal Draw                                                      6,371,206.45
Liquidity Draw                                                              0.00

Total Available Funds                                              18,945,988.28

REDRAW & LIQUIDITY FACILITIES                                          AUD
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---
                                         Apr -02
                  1 mth CPR              26.47%
ARREARS
                           % of pool
                          (by balance)
31 - 59 days                  0.22%
60 - 89 days                  0.03%
90+ days                      0.00%
Defaults                       Nil
Losses                         Nil